(d)(2)(M)(iv)

SCHEDULE A

The Series of ING Investors Trust, as described in Section 1 of the attached Portfolio Management Agreement, to which Wells Capital Management Inc. shall act as Portfolio Manager are as follows:

ING Wells Fargo Health Care Portfolio

AMENDED SCHEDULE B

COMPENSATION FOR SERVICES TO SERIES

SERIES	Annual Portfolio Manager Fee (as a percentage of average daily net assets)

ING Wells Fargo Health Care Portfolio	0.42% on first $100 million in assets; 0.40% on next $150 million in assets; and 0.35% on assets over $250 million

If this Agreement becomes effective or terminates before the end of any month, the fee for the period from the effective date to the end of the month or from the beginning of such month to the date of termination, as the case may be, shall be prorated according to the proportion that such period bears to the full month in which such effectiveness or termination occurs.